77I Exhibit

Active Assets Government Trust

The Board of Trustees of Active Assets Government
Trust (the "Fund"), at a meeting duly convened and held on February 24-25, 2016, approved an amendment to the Fund's Declaration of Trust to change the Fund's name from Active Assets Institutional Government Securities
Trust to Active Assets Government Trust.